

Slade Simpson · 3rd

Director of Product Innovation & Design at Intellivision Entertainment

Irvine, California · 362 connections · Contact info

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Intellivision Entertainment

Experience

Director of Product Innovation & Design
Intellivision Entertainment · Full-time
Aug 2019 – Present · 1 yr 2 mos
Irvine, CA

Director of Engineering
Design Central · Full-time
Dec 2015 – Aug 2019 · 3 yrs 9 mos
Columbus, Ohio

Provided strategic leadership of the engineering team, including: planning, resource
management, recruiting / hiring, development / mentorship, & performance evaluations. ...see more

Co-Founder & CEO
Sculptify · Full-time
Mar 2013 – Jul 2019 · 6 yrs 5 mos
Columbus, OH

Managed day-to-day operations, communications, & strategic partnership development

Aided in the development of FLEX™ 3D printing technology & as ...see more

Design Engineer - Research and Development
Commercial Vehicle Group
Mar 2012 – Feb 2013 · 1 yr
New Albany, OH

Design Engineer
Honda R&D
Jul 2011 – Feb 2012 · 8 mos
Raymond. OH

Show 1 more experience ⌄

Education

Ohio University
Bachelor or Science, Mechanical Engineering
2007 – 2011
Activities and Societies: American Society of Mechanical Engineers, OU Industrial Advisory Board (IAB), OUME Senior Design, Robe Leadership Institute, SAB (Student Advisory Board), Tau Beta Pi Engineering Honor Society, Undergraduate Research Program

Cum Laude Graduate
Outstanding Senior of OUME Department
Outstanding Senior of the Russ College of Engineering and Technology
Robe Leadership Scholar
Silver Engineering Student Design Competition Award - Lincoln Foundation

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Skills & Endorsements

Project Management · 1
Kevin Strom has given an endorsement for this skill

Design Engineering · 1
Kevin Strom has given an endorsement for this skill

Rapid Prototyping · 15
Endorsed by **2 of Slade's colleagues at Commercial Vehicle Group, Inc.**

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Accomplishments

3 Projects ⌄

Sculptify | David 3D Printer • Columbus Nutrition Company | Branding & Business Development • OUME Capstone | All Terrain Wheelchair System

Interests

 **OHIO Alumni (Ohio Univer...**
30,038 members

 **ASME (American Society ...**
225,483 members

 **Intellivision Entertainment**
529 followers

 **Ohio University, Russ Coll...**
1,921 members